September 13, 2013

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs Jan Woo Amanda Kim Melissa Walsh

Re:	RingCentral, Inc. Registration Statement on Form S-1 Submitted August 26, 2013 File No. 333-190815

Ladies:

On behalf of RingCentral, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 6, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-190815) filed with the Commission, on August 26, 2013 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). For the convenience of the Staff, we have enclosed herewith four marked copies showing changes from the Registration Statement submitted on August 26, 2013 and four copies of certain exhibits referenced therein that were not provided with the submission of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Risk Factors, Page 10

1.	We note your new disclosure that the company was not in compliance with the covenant regarding maintaining a minimum cash balance as defined in the credit agreement with Silicon Valley Bank as of June 30, 2013 but that it received a waiver of this non-compliance. Please tell us what consideration you have given to adding a risk factor discussing your ability to comply with the covenants and restrictions in your credit agreements and the risks and uncertainties related to any non-compliance.

In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Amended Registration Statement to include a discussion of its ability to comply with the covenants and restrictions in its credit agreements and the risks and uncertainties related to any non-compliance.

If we experience excessive fraudulent activity or cannot meet evolving credit card…, page 24

2.	You state that you are currently not in compliance with all current merchant standards, such as the Payment Card Industry Data Security Standard. Please tell us what consideration you have given to expanding this risk factor to discuss the nature of the non-compliance and the associated costs, if material, that the company will need to incur to become compliant.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of the Amended Registration Statement to remove the reference to the Company’s current non-compliance with the Payment Card Industry Data Security Standard (“PCI”) in the United States and Canada. We supplementally advise the Staff that the Company is now PCI-compliant in the United States and Canada. The Company is currently developing a plan to become PCI compliant in the United Kingdom and cannot yet accurately estimate the cost to become compliant.

Securities and Exchange Commission

Re: RingCentral, Inc.

September 13, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 62

3.	We note your response to prior comment 5 but continue to believe that you should provide a more detailed narrative discussion regarding the underlying internal and external business events and developments that had an impact on the company’s financial results. In this regard, it is unclear how your new disclosure on pages 54, 63, 66 and 68 provides meaningful disclosure regarding the sources of revenue for each period presented or why you believe that the quantification of the amount of revenue attributable to new customers versus existing customers would be misleading. Please consider revising to discuss the underlying events that affected the acquisition of new customers and the increase in the number of users within your existing customer base.

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 64, 66 and 68 to provide further details about the drivers of our revenue growth.

Business, page 92

4.	We note your response to prior comment 7 that Item 101 of Regulation S-K does not require the disclosure of the amount of revenues generated from your agreement with AT&T because it does not account for more than 10% of the company’s total revenue in any fiscal period presented in the registration statement. Please note that Item 101(c)(1)(vii) of Regulation S-K also states that the names of other customers may be included unless the effect of including the names would be misleading. With each reference to AT&T as an example of a reseller, consider disclosing that AT&T does not account for more than 10% of the company’s total revenue. Further, please confirm that you do not have any reseller customers that account for 10% or more of the company’s total revenue for the periods presented in the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 101 of the Registration Statement to disclose that no reseller accounts for more than 10% of the Company’s total revenues. We respectfully advise the Staff that the Company had no reseller customer, including AT&T, that accounted for 10% or more of the Company’s total revenues for any period presented in the Amended Registration Statement.

Executive Compensation, page 116

5.	We note that you intend to file the offer letter as an exhibit to the registration statement in a subsequent amendment. Please disclose the terms of the offer letter with your new Chief Financial Officer, Clyde Hosein. Further, please ensure that you include disclosure regarding the beneficial ownership of Mr. Hosein as required by Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 119 of the Registration Statement to disclose the terms of the offer letter with its new Chief Financial Officer, Clyde Hosein, and included disclosure on pages 133 and 134 of the Registration Statement regarding the beneficial ownership of Mr. Hosein, as required by Item 403 of Regulation S-K. In addition, the Company has filed the offer letter with Mr. Hosein as an exhibit to the Amended Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

6.	We note in your response to prior comment 11 that the usage-based fee is priced on a per-minute basis and any unused amounts from overage billings can be rolled over to the next renewal term. Please explain how there could be unused amounts from overage billings if the usage-based fees were priced on a per minute basis. Tell us how you determine that the plan limit has been exceeded and when you bill for the overage. Explain when each of the revenue recognition criteria have been met for these fees for additional minutes of usage in excess of plan limits. Tell us what consideration you gave to recognizing the related fee in the period that the customer exceeds the plan limit. Cite the relevant authoritative accounting literature relied upon.

Securities and Exchange Commission

Re: RingCentral, Inc.

September 13, 2013

The Company acknowledges the Staff’s comment and advises the Staff that on the date that a customer’s usage exceeds the plan’s limits, the Company systematically bills the customer for a minimum block of additional minutes, priced on a per-minute basis, in advance of such additional usage per the terms of the customer’s service contract with the Company. For example, if a customer purchased a RingCentral Professional monthly subscription plan on January 1, 2013 that included an allotment of 1,000 local, long-distance or toll-free minutes, the customer would be billed the fixed monthly subscription fee on January 1, 2013. If the customer’s usage exceeded the 1,000 minute limit on January 20, 2013, the Company would systematically bill the customer a $20 overage amount on January 20, 2013 for additional minutes per the terms of the customer’s service contract with the Company. Although the overage charge is a fixed amount, it is priced based on a minimum block of minutes and consumed on a contractual $0.044 per-minute basis (for example $20.00 / $0.044 per minute = 455 additional minutes). If the customer’s usage does not exceed the 1,000 minute limit, no credit for unused minutes included in the fixed subscription fee rolls over to future terms. The Company’s business communications application has the capability to track whether a customer has reached the plan limit through actual usage on a per-user basis and systematically bill the customer for blocks of additional minutes. Customers also have the ability to view usage activity in the application’s user interface.

As the Company advised the Staff in its response to prior comment 10, all service elements, including communications usage, are accounted for as a single unit of accounting. Therefore, the evaluation of when the revenue recognition criteria are met for the overage fees is a subset of the evaluation for that unit of accounting as follows:

•	Persuasive evidence of arrangement – the terms of usage and overage fees are included in the original subscription agreement, which provides evidence of an arrangement.

•

Fees are fixed or determinable – the overage fees are contingent on the usage patterns of each customer and therefore are not considered fixed or determinable until the customer exceeds the plan limits.

•	Delivery has occurred – the delivery of the Company’s services occurs concurrently over the term of the agreement (see paragraph below for additional information about pattern of recognition).

•

Collectibility is reasonably assured – the Company has experienced no significant write-offs of uncollectible amounts related to overage billings and considers collectibility to be reasonably assured as of the billing date.

In determining the timing of revenue recognition for overage billings, the Company noted that existing literature provides only minimal guidance on how to incorporate contingent payments into the attribution of revenue for services. For arrangements not covered by other literature, SAB 104 generally precludes the recognition of contingent fees before resolution of the contingency because such fees would not be considered fixed or determinable under that guidance. In addition, a portion of the contingent fee may need to be deferred even after it becomes fixed or determinable if performance will continue subsequent to realization of the fee (that is, if the earnings process is not complete). The Company believes a usage-based method for recognition of the overage billings best reflects the economics of the transaction. Accordingly, the Company’s policy is to recognize revenues from overage billings over the estimated usage period in a manner that approximates actual usage. In previous responses to the Staff, the Company referred to the expected usage period because it estimates actual usage based on historical experience of the average period purchased minutes are used. The Company uses an estimate of actual usage because it is not practical, based on the size of the revenue stream to record usage revenue on a transactional usage basis. The Company supplementally advises the staff that it will continue to evaluate the precision of its estimate of actual usage when and if the size of the revenue stream or the materiality of its impact to deferred revenue as of reporting dates change. In reaching the conclusion that a usage-based policy is the best method of revenue recognition, the Company evaluated the overage billings as follows:

•

Customer option to purchase incremental services – In the case of overage billings, the Company believes the underlying additional usage can be viewed as a customer option to purchase incremental services rather than a bundled deliverable because it is the customer’s option to use more minutes during the term of the arrangement that results in the overage billing. As such, customer options are excluded from multiple element allocation but rather evaluated as to whether there is a significant and incremental discount related to the contingent deliverable embedded in the arrangement. When the customer exceeds the usage limit, the fee is priced and consumed on the usage determined by the customer. Accordingly, the usage-based method can be viewed as consistent with the recognition pattern of a separate exchange transaction attributable to the exercise of a separate contract option by the customer.

•

Analogy to accounting for a usage-based fee arrangement provided in ASC 985-605-55-11 – The software revenue recognition guidance provides an example of a multiple-element arrangement that includes a software license and post contract support service obligation which are accounted for on a combined basis and which includes a fixed fee and a usage-based fee. The ASC provides that under that arrangement, the initial fee should be recognized ratably over the period that the vendor expects to provide post contract customer support and the usage-based fee would be recognized at the time a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable. ASC 985-605-55-7 states that such guidance applies to circumstances in which software is used by the licensee only in the activity that underlies the measurement of the usage-based fee. Nevertheless, in the Company’s judgment, it is reasonable to analogize to this guidance for its fact pattern because (i) it accounts for its multiple service elements on a combined basis as a

Securities and Exchange Commission

Re: RingCentral, Inc.

September 13, 2013

single-unit of accounting, (ii) the variable fee becomes fixed or determinable based on the underlying usage, and (iii) recognition of the fee as usage occurs does not accelerate revenue recognition ahead of expected performance over the term of the arrangement as revenue related to future usage of prepaid minutes is deferred until usage occurs.

In determining the timing of revenue recognition for overage billings over the period the usage occurs, the Company also considered the contingent revenue provisions of ASC 625-30-5, and the fixed or determinable sales price provisions of ASC 605-10-S99/SAB Topic 13, Revenue Recognition. The Company’s method of excluding variable overage fees in the amount to be recognized for its subscription services and product sales until such fees become fixed or determinable prevents contingent revenue from being allocable to a delivered unit of accounting as required by ASC 625-30-5. That is, using the above example, the ratable revenue recognized for days 1 to 20 does not include any contingent revenue from the overage fees. The Company’s method of recognizing only the portion of the advance overage billing that approximates the actual usage charges consumed by the customer during the period is consistent with SAB Topic 13, 4(a) Refundable Fees, which guides that refundable fees generally should not be considered fixed or determinable until the refund right lapses. Although the prepaid overage fees are not refundable, they can be rolled over to future renewal terms. Accordingly, the Company views the advance overage billing similar to a customer deposit and does not consider the fees to be fixed or determinable until the underlying usage occurs or the rollover right expires.

Alternatively, the Company advises the Staff that no significant difference in the timing of the revenue recognition would result if the variable consideration from the overage fees was added to the existing fixed subscription fees and recognized over the same period because the billings for overage fees are not significant to the Company’s revenue (less than 2% in all periods presented) and greater than 95% of the Company’s subscription arrangements have monthly terms with the remaining customers on annual or multi-year contracts. Specifically, the Company considered the following alternative methods using the above example:

a.	Usage-based method: under the Company’s current accounting treatment, the fixed subscription revenue is recognized on a straight-line basis from January 1, 2013 – January 31, 2013, while the variable consideration for the overage fees is recognized over the estimated usage period in a manner that approximates actual usage. Assuming $6 of overage usage occurred in January (based on per-minute plan pricing), the Company recognizes $6 of overage revenue in January and defers $14 at the end of the term as that portion of the advance billing can be rolled over to the next subscription term. If the customer cancels the subscription, the Company recognizes the rollover amount of $14 upon cancellation as the fee is non-refundable and the roll-over right lapses. If the customer renews the subscription, the Company recognizes the remaining $14 of deferred revenue in the future as usage occurs if and when the rollover minutes are consumed by usage in excess of plan limits. The Company has analyzed its customers’ usage patterns for purchased minutes and noted that the average period over which overage billings are consumed is 37 days to estimate this activity. Accordingly, under the Company’s estimation methodology, $8 is recognized in January and $12 is recognized in February;

b.	Proportional term-based method: Under this method, the initial noncontingent subscription fee would be recognized on a straight-line basis over the subscription term. When a contingent overage fee becomes fixed or determinable, the amount would be added to the noncontingent fee and a proportional amount recognized. In the example above, the Company would recognize $13 on January 20, 2013 ($20 * 20 days of term elapsed/ 31 days in the total term) and $7 on a straight-line basis from January 21, 2013 through January 31, 2013. As of January 31, 2013, there is no deferred revenue balance; and

c.	Deferral term-based method: Under this method, the initial noncontingent subscription fee would be recognized on a straight-line basis over the subscription term. When a contingent overage fee becomes fixed or determinable, it is recognized prospectively over the remaining subscription term. In the example above, the Company would recognize $20 on a straight-line basis from January 21, 2013 through January 31, 2013. As of January 31, 2013, there is no deferred revenue balance.

Under any pattern of recognition listed above, the impact to revenue for all periods presented would be immaterial. In response to the Staff’s comments, the Company has updated the disclosures on pages 56, 73 and F-11 to clarify that over 95% of current customers are on monthly contractual terms, overage fees are systematically billed in blocks of minutes in advance of usage and the Company’s policy that fees for additional minutes are recognized over the estimated usage period in a manner that approximates actual usage.

7. In response to the Staff’s oral comment to reconcile the fair value of the common stock between the June 30, 2013 common stock fair value and the midpoint of the offering price, we have supplemented the disclosure on page 82.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission

Re: RingCentral, Inc.

September 13, 2013

Please direct any questions or comments regarding the Company’s response or the Amended Registration Statement to me or Nathaniel P. Gallon at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc. (w/enclosures):	Vladimir G. Shmunis John H. Marlow RingCentral, Inc.

Nathaniel P. Gallon

Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen

Andrew S. Williamson

Cooley LLP